Filed Pursuant to Rule 433

Registration No. 333-276600

August 1, 2024

Truist Financial Corporation

Medium-Term Notes, Series I (Senior)

$1,000,000,000 5.153% Fixed-to-Floating Rate Notes due August 5, 2032

Pricing Term Sheet

August 1, 2024

Issuer:	Truist Financial Corporation

Security Type:	SEC Registered Medium-Term Notes, Series I (Senior)

Expected Ratings*:	Baa1/Stable (Moody’s) / A-/Stable (S&P) / A-/Stable (Fitch) / AAL/Stable (DBRS)

Principal Amount:	$1,000,000,000

Trade Date:	August 1, 2024

Issue Date:	August 5, 2024 (T+2)

Stated Maturity:	August 5, 2032

Reset Date:	August 5, 2031

Fixed Rate Period:	The period from, and including, the Issue Date to, but excluding, the Reset Date.

Floating Rate Period:	The period from, and including, the Reset Date to, but excluding, the Stated Maturity.

Fixed Interest Rate:	5.153% per annum payable in arrears for each semi-annual Interest Period during the fixed rate period.

Floating Interest Rate:	Base Rate as determined on the applicable Interest Determination Date plus the Spread per annum payable in arrears for each quarterly Interest Period during the floating rate period.

Base Rate:	Compounded SOFR with Observation Period Shift determined for each quarterly Interest Period during the floating rate period calculated in accordance with the terms and provisions set forth under “Description of Notes—Floating Rate Notes—Base Rates—SOFR” in the Issuer’s prospectus supplement dated January 19, 2024 (the “prospectus supplement”).

Spread:	+157.1 basis points

Interest Periods:

With respect to the fixed rate period, each semi-annual period from, and including, an Interest Payment Date (or, in the case of the first Interest Period during the fixed rate period, the Issue Date) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period during the fixed rate period, the Reset Date).

With respect to the floating rate period, each quarterly period from, and including, an Interest Payment Date (or, in the case of the first Interest Period during the floating rate period, the Reset Date) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period during the floating rate period, the Stated Maturity or earlier redemption date).

Interest Payment Dates:

With respect to the fixed rate period, February 5 and August 5 of each year, beginning on February 5, 2025 and ending on the Reset Date.

With respect to the floating rate period, February 5, May 5, August 5, and November 5 of each year, beginning on November 5, 2031 and ending on the Stated Maturity.

Interest Determination Dates:	During the floating rate period, two U.S. Government Securities Business Days (as defined in the prospectus supplement) preceding the applicable Interest Payment Date or redemption date, as applicable.

Interest Reset Dates:	For the floating rate period, each Interest Payment Date.

Day Count Convention:	With respect to the fixed rate period, 30/360. With respect to the floating rate period, Actual/360.

Business Day:	With respect to the fixed rate period, New York and Charlotte. With respect to the floating rate period, New York, Charlotte and U.S. Government Securities Business Day.

Business Day Convention:	With respect to the fixed rate period, Following Unadjusted Business Day Convention. With respect to the floating rate period, Modified Following Business Day Convention.

Make-Whole Redemption:	At any time after the date that is 180 days after the Issue Date (or, if additional notes are issued, after the date that is 180 days after the Issue Date of such additional notes) and prior to the Reset Date (one year prior to the Stated Maturity), the Company may redeem the Notes at its option, in whole or in part, at any time and from time to time, at the Make-Whole Redemption Price as described under “Description of Notes—Redemption—Optional Make-Whole Redemption” in the accompanying prospectus supplement. Notice of any redemption will be provided at least 5 but not more than 60 calendar days before the redemption date to the registered holder of the Notes to be redeemed.

Make-Whole Spread:	+20 basis points

Optional Redemption:	The Issuer may redeem the Notes at its option, (a) in whole, but not in part, on the Reset Date, or (b) in whole at any time or in part from time to time, on or after June 5, 2032 (two months prior to the Stated Maturity) and prior to the Stated Maturity, in each case at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date. See “Description of the Notes—Redemption” in the accompanying prospectus supplement. Notice of any redemption will be provided at least 5 but not more than 60 calendar days before the redemption date to the registered holder of the Notes to be redeemed.

Fixed Rate Benchmark Treasury	UST 4.125% Notes due July 31, 2031

Fixed Rate Benchmark Treasury Spot and Yield:	101-15 1⁄8; 3.883%

Fixed Rate Spread to Benchmark Treasury:	+127 basis points

Fixed Rate Yield to Maturity:	5.153%

Price to Public:	100.000% of face amount

Net Proceeds to Issuer:	$997,900,000

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	89788MAT9 / US89788MAT99

Global Settlement:	Through The Depository Trust Company, Euroclear or Clearstream Luxembourg

Joint Book-Running Managers:	Truist Securities, Inc. Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC

Co-Managers:	Independence Point Securities LLC Piper Sandler & Co.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The offering is being made pursuant to an effective registration statement on Form S-3 (including a prospectus supplement and a prospectus, registration statement No. 333-276600), filed with the U.S. Securities and Exchange Commission (the “SEC”). Before you invest, you should read the prospectus supplement and the prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers will arrange to send you the prospectus supplement and the prospectus if you request them by contacting Truist Securities, Inc. toll-free at 1-800-685-4786, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.

The Issuer expects that delivery of the notes will be made against payment therefor on or about August 5, 2024, which is the second business day following the date of this final term sheet (such settlement being referred to as “T+2”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the business day before delivery of the notes will be required, by virtue of the fact that the notes initially will settle in T+2, to specify alternative settlement arrangements to prevent a failed settlement.

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